KIRKLAND LAKE GOLD REPORTS STRONG YEAR-OVER-YEAR Q1 PRODUCTION GROWTH

Toronto, Ontario – April 6, 2018 - Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL) (NYSE:KL) (ASX:KLA) today announced solid quarterly production for the first quarter of 2018 (“Q1 2018”). A total of 147,644 ounces was produced in Q1 2018, an increase of 13% from the first quarter of 2017 (“Q1 2017”). Q1 2018 production exceeded target levels for the quarter, driven by record monthly production in March of 71,615 ounces, which largely reflected positive grade performance at both Fosterville and Macassa. The Company remains on track to achieve its full-year 2018 production guidance of over 620,000 ounces, with production volumes to increase in the second half of the year, including at Fosterville with the commencement of stope production from the Swan Zone. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.

During Q1 2018, the Company continued to build financial strength with cash and cash equivalents increasing $43.8 million or 19%, to $275.4 million at March 31, 2018 compared to $231.6 million at December 31, 2017.

Highlights of Q1 2018 production results:

•	Consolidated Q1 2018 production of 147,644 ounces, which compared to 130,426 ounces of production in Q1 2017 and record quarterly production of 166,579 ounces in the fourth quarter of 2017 (“Q4 2017”)

•

Record quarterly production at Macassa totaling 54,038 ounces in Q1 2018, an increase of 11% from 48,723 ounces in Q1 2017 and 5% from 51,608 ounces produced in Q4 2017 (record monthly production in March 2018 of 30,319 ounces at an average grade of 27.6 g/t)

•

Solid results at Fosterville in Q1 2018 with production totaling 63,843 ounces, 39% higher than 46,083 ounces in Q1 2017 and compared to record quarterly production of 79,157 ounces in Q4 2017 (March 2018 production of 29,463 ounces at an average grade of 20.4 g/t, Fosterville’s second best monthly production performance)

•	Production at Holt of 16,675 ounces in Q1 2018, a 9% increase from 15,318 ounces in Q1 2017 and compared to record production of 19,263 ounces the previous quarter

•	Production at Taylor of 13,055 ounces compared to 10,942 ounces in Q1 2017 and record production of 16,541 ounces in Q4 2017.

Other key developments during Q1 2018, include:

•	December 31, 2017 Mineral Reserve and Mineral Resource estimates released

o	Consolidated Mineral Reserves increased 36% to 4,640,000 ounces @ 11.1 grams per tonne (“g/t”)

o	Fosterville Mineral Reserves increased 247% year over year, to 1,700,000 ounces @ 23.1 g/t, with a Swan Zone Mineral Reserve of 1,160,000 ounces @ 61.2 g/t

o

Macassa Mineral Reserves at December 31, 2017 totaled 2,030,000 ounces @ 21.0 g/t, with Measured and Indicated Mineral Resources increasing 58% to 2,090,000 ounces @ 17.1 g/t and Inferred Mineral Resources increasing 48% to 1,370,000 ounces @ 22.2 g/t

•	Strong growth in earnings and cash flow for full-year 2017 reported

o	Earnings from continuing operations in 2017 totaled $157.3 million ($0.76 per basic share), a 95% increase from 2016

o	Cash flow from operating activities of continuing operations totaled $309.8 million, a 66% increase from 2016, while free cash flow increased 56%, to $178.0 million in 2017

•	Continued focus on shareholder returns

o	Quarterly dividend payment of $0.02/share paid on January 15, 2018.

Tony Makuch, President and Chief Executive Officer of Kirkland Lake Gold, commented: “We had a solid start to 2018 and finished the first quarter with record monthly production in March of 71,615 ounces. In Canada, all our mines performed well in Q1 2018, with Macassa achieving record quarterly production and both Holt and Taylor exceeding target production levels for the quarter. In Australia, Fosterville finished the quarter ahead of plan, reflecting positive grade reconciliations, with production increasing 39% from Q1 2017. Entering the second quarter, we are very much on track to achieve our consolidated production guidance for 2018 of more than 620,000 ounces. Based on our strong performance in Q1 2018, we continued to build financial strength, with our cash position increasing 19% during the quarter to $275.4 million at March 31, 2018.

“Among other key catalysts in Q1 2018 was the release of our December 31, 2017 Mineral Reserve and Mineral Resource estimates. The fact that we more than tripled Mineral Reserves at Fosterville and grew Measured and Indicated and Inferred Mineral Resources at Macassa by 58% and 48%, respectively, in 2017 provides a powerful demonstration of the growth potential of our assets. Attractive organic growth is one of our key pillars of value creation. With our current business portfolio, we are poised for solid year-over-year production growth to a million ounces of annual production over the next five to seven years.”

First Quarter 2018 Production Results

	Q1 2018	Q1 2017	Q4 2017
Fosterville
Ore Milled (tonnes)	123,669	137,788	118,877
Grade (g/t Au)	16.8	11.1	21.5
Recovery (%)	95.7	93.7	96.3
Gold Production (ozs)	63,843	46,083	79,157
Macassa
Ore Milled (tonnes)	86,661	91,460	119,129
Grade (g/t Au)	19.9	17.1	13.9
Recovery (%)	97.6	97.1	96.8
Gold Production (ozs)	54,038	48,723	51,608
Holt
Ore Milled (tonnes)	122,280	105,629	127,494
Grade (g/t Au)	4.5	4.8	5.0
Recovery (%)	94.8	94.9	94.9
Gold Production (ozs)	16,675	15,319	19,263
Taylor
Ore Milled (tonnes)	84,464	63,289	89,297
Grade (g/t Au)	5.0	5.6	6.0
Recovery (%)	95.5	96.7	96.2
Gold Production (ozs)	13,055	10,942	16,541
Operations on Care & Maintenance[1]
Cosmo – Gold Production (ozs)	n/a	9,092	n/a
Holloway – Gold Production (ozs)	33	267	13
Gold Production (excluding operations on
care and maintenance or sold in 2017)	147,611	121,067	166,566
Total Consolidated Production (ozs)[2]	147,644	130,426	166,579

1)

The Company’s Cosmo mine in Australia was placed on care and maintenance effective June 30, 2017 (see News Release dated May 4, 2017). The Company’s Holloway mine in Canada was transitioned to care and maintenance effective December 31, 2016 (see News Release dated December 12, 2016).

2)	Production numbers may not add to total due to rounding.

Performance Against Full-Year 2018 Production Guidance

	Macassa	Holt	Taylor	Fosterville	Consolidated
2017 Guidence (,000 ozs)	216 - 225	65 - 75	60 - 70	260 - 300	+620
Q1 2018 Production (ozs)	54,038	16,675	13,055	63,843	147,644[1]

1)     Includes 33 ounces related to the Holloway mine

Q1 2018 production totaled 147,644 ounces, an increase of 13% from 130,426 ounces in Q1 2017. Excluding production from mines currently on care and maintenance, total consolidated production for Q1 2018 grew by 22% from 121,067 ounces in Q1 2017. Production in Q1 2018 compared to record quarterly production of 166,579 ounces in Q4 2017. The main contributor to the change in production from Q4 2017 was the impact of a greater proportion of high-grade stopes mined at the Fosterville mine during Q4 2017, consistent with the mine plan.

Review of Operating Mines

Fosterville

The Fosterville Mine produced 63,843 ounces, based on processing 123,669 tonnes at an average grade of 16.8 g/t and average mill recoveries of 95.7% . Q1 2018 production increased 39% from 46,083 ounces in Q1 2017, based on processing 137,788 tonnes at an average grade of 11.1 g/t and average recoveries of 93.7% . The increase in production compared to the same period in 2017 resulted from higher average grades, consistent with the trend at Fosterville towards improving grades at depth. Production in the Lower Phoenix system in Q1 2018 was approximately 80 metres lower than mining fronts for the same period in 2017. Q1 2018 production compared to record quarterly production of 79,157 ounces the previous quarter when a total of 118,877 tonnes were processed at an average grade of 21.5 g/t and at average recoveries of 96.3% . The quarter-over-quarter change in production mainly reflected a greater proportion of high-grade stopes in the mine plan during Q4 2017, with both quarters benefiting from positive grade reconciliations.

Macassa

The Macassa Mine achieved record quarter production in Q1 2018 of 54,038 ounces based on 86,661 tonnes milled at an average grade of 19.9 g/t and average mill recoveries of 97.6% . Q1 2018 production was 11% higher than the 48,723 ounces produced in Q1 2017, when a total of 91,460 tonnes were processed at an average grade of 17.1 g/t. The increase from Q1 2017 was primarily related to an improvement in the average grade, reflecting mining higher-grade stopes as well as the impact of favourable grade reconciliations in Q1 2018. A significant increase in the average grade more than offset reduced tonnes processed in accounting for a 5% increase in production compared to the previous quarter when Macassa produced 51,608 ounces of gold from processing 119,129 tonnes at an average grade of 13.9 g/t and with average recoveries of 96.8% .

Holt

During Q1 2018, the Holt mine produced 16,675 ounces, representing an increase of 9% from 15,319 ounces in Q1 2017, as higher mill throughput more than offset the impact of a slight reduction in the average grade year over year. Q1 2018 production compared to record quarterly production of 19,263 ounces in Q4 2017 with the change reflecting reduced tonnes processed and a lower average grade compared to the previous quarter. A total of 122,280 tonnes were processed in Q1 2018 at an average grade of 4.5 g/t and with average recoveries of 94.8%, which compared to 105,629 tonnes at an average grade of 4.8 g/t and average recoveries of 94.9% in Q1 2017 and 127,494 tonnes at an average grade of 5.0 g/t and average recoveries of 94.9% the previous quarter.

Taylor

Gold production from the Taylor Mine during Q1 2018 totaled 13,055 ounces, based on 84,464 tonnes processed at an average grade of 5.0 g/t and average recoveries of 95.5% . Q1 2018 production was 19% higher than the 10,942 ounces produced in Q1 2017, when a total of 63,289 tonnes were processed at an average grade of 5.6 g/t and average recoveries of 96.7%, and compared to record quarterly production of 16,541 ounces in Q4 2017, which resulted from processing 89,297 tonnes at an average grade of 6.0 g/t and average recoveries of 96.2% .

Qualified Persons

Pierre Rocque, P.Eng., Vice President, Canadian Operations and Ian Holland, FAusIMM, Vice President Australian Operations are “qualified persons” as defined in National Instrument 43-101 and have reviewed and approved disclosure of the technical information and data in this news release.

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a mid-tier gold producer with 2018 production targeted at over 620,000 ounces of gold from mines in Canada and Australia. The production profile of the Company is anchored by two high-grade, low-cost operations, including the Macassa Mine located in Northeastern Ontario and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district-scale exploration potential, supported by a strong financial position with extensive management and operational expertise.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website www.klgold.com.

Cautionary Note Regarding Forward-Looking Information

This press release contains “forward looking statements” and "forward-looking information" within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of Kirkland Lake Gold with respect to future business activities and operating performance. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" or similar expressions and include information regarding: (i) the amount of future production over any period; (ii) assumptions relating to revenues, operating cash flow and other revenue metrics set out in the Company's disclosure materials; and (iii) future exploration plans.

Investors are cautioned that forward-looking information is not based on historical facts but instead reflect Kirkland Lake Gold's management's expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although Kirkland Lake Gold believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the future development and growth potential of the Canadian and Australian operations; the future exploration activities planned at the Canadian and Australian operations and anticipated effects thereof; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; and compliance with extensive government regulation. This forward-looking information may be affected by risks and uncertainties in the business of Kirkland Lake Gold and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Kirkland Lake Gold, including its annual information form, financial statements and related MD&A for the financial year ended December 31, 2017, which are filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Kirkland Lake Gold has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. Kirkland Lake Gold does not intend, and do not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

FOR FURTHER INFORMATION PLEASE CONTACT

Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com

Mark Utting, Vice-President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@klgold.com